

March 29, 2023

Andrew Dickinson
Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

> **Re: Gilead Sciences, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed February 22, 2023**
> **File No. 0-19731**

Dear Andrew Dickinson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 36

1. We note your analysis of research and development expenses on page 38: "Research and development expenses increased by $376 million in 2022 compared to 2021, primarily due to higher clinical development spend related mostly to Trodelvy and the Arcus Biosciences, Inc. ("Arcus") collaboration, as well as inflationary increases." Given the significance of research and development expenses for the periods presented, please revise your future filings to better disclose the drivers of the changes. As part of your response, disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred

(i.e., by nature or type of expense). We note, in this regard, the disclosures provided in your Form 10-K for the year ended December 31, 2020.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences